MINCO GOLD CORPORATION

(An exploration stage enterprise)

Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(Unaudited)

Index

Page

Notice to Reader                                                                                                                     2

Interim Consolidated Financial Statements

Balance Sheets

            3

Statements of Operations and Comprehensive Loss and Deficit

4

            Statements of Cash Flows

            5

Notes to Financial Statements

     6 - 23

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of Minco Gold Corporation have been prepared by, and are the responsibility of, the Company’s management. The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada, consistent with previous periods.

Minco Gold Corporation’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Interim Consolidated Balance Sheets
(in Canadian dollars)

	June 30, 2009	December 31, 2008
	(unaudited)	(audited)
ASSETS

Current assets
Cash and cash equivalents	$1,601,511	$2,553,531
Short-term investments (Note 5)	372,560	922,559
Receivables	290,314	895,840
Due from Minco Silver (Note 13(c))	1,532,151	1,246,282
Due from Minco Base Metals (Note 13(b))	554,550	506,569
Prepaid expenses and deposits	89,791	129,113
Assets of discontinued operation (Note 10)	-	51,771
	4,440,877	6,305,665

Long-term rental deposit	51,764	51,523
Long-term marketable securities (Note 6)	18,900	12,600
Plant, property and equipment (Note 8)	476,617	468,650
Equity investment in Minco Silver (Note 9)	3,152,986	3,675,116
Assets of discontinued operation (Note 10)	-	44,871
	$8,141,144	$10,558,425

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (Note 7(a))	$5,490,788	$5,647,575
Loan payable (Note11)	-	2,881,237
Tax payable	136,136	136,136
Liabilities of discontinued operation (Note 10)	-	23,859
	5,626,924	8,688,807

SHAREHOLDERS' EQUITY

Share capital (Note 12(a))	34,035,677	34,021,922
Contributed surplus (Note 12(c))	5,383,014	4,930,097
Deficit	(39,397,898)	(37,082,401)
Adjustment to opening deficit (Note 7(a))	2,493,427	-
	2,514,220	1,869,618
	$8,141,144	$10,558,425
Nature of Business and Going Concern Uncertainty (Note 1)
Commitments and Contingencies (Notes 7(a) and 14)
See accompanying notes to interim consolidated financial statements
On behalf of the Board	“Malcolm Clay"	"Robert Callander "
Malcolm Clay		Robert Callander
Director		Director

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Interim Consolidated Balance Sheets
(in Canadian dollars)
(unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2009	2008	2009	2008
		(Restated)		(Restated)
Exploration permits	$-	$-	$-	$6,611,918
Exploration costs, net of recoveries (Note 7(b))	303,435	751,978	876,737	1,151,629
	303,435	751,978	876,737	7,763,547
Administrative expenses
Accounting and audit	54,014	21,989	116,142	26,572
Amortization	36,458	20,411	65,097	41,417
Consulting	40,068	14,016	95,841	68,938
Directors’ fees	13,000	12,500	26,000	22,000
Foreign exchange loss (gain)	46,213	284,917	(21,128)	333,787
Interest expense	(1,198)	51,231	1,613	102,462
Investor relations	37,515	98,806	91,015	246,548
Legal	624	15,012	624	47,110
Meals and entertainment	11,086	15,619	39,646	27,363
Office and miscellaneous	34,632	52,127	44,567	96,707
Property investigation	2,188	26,654	4,707	63,559
Regulatory and filing	31,636	21,301	45,110	26,867
Rent	70,468	50,507	144,712	114,029
Salaries and benefits	193,674	147,744	358,318	267,121
Stock-based compensation (Note 12(d))	298,979	366,373	452,917	785,263
Telephone	7,607	9,541	16,909	13,607
Travel and transportation	33,119	18,890	66,423	41,462
	910,083	1,227,638	1,548,513	2,324,812
Operating loss	(1,213,518)	(1,979,616)	(2,425,250)	(10,088,359)
Other income (loss)
Share of loss from equity investment in Minco Silver (Note 9)	(506,188)	(507,599)	(639,011)	(977,995)
Dilution gain (Note 9)	116,881	1,375,604	116,881	1,544,454
Write up (down) of marketable securities	2,100	(20,094)	6,300	(16,800)
Rental income	18,091	16,777	36,182	34,554
Interest income	6,654	3,705	11,950	47,040
Loss for the period before discontinued operations, non-controlling interest and tax expenses	(1,575,980)	(1,111,223)	(2,892,948)	(9,457,106)
Non-controlling interest	-	(51,726)	-	10,395
Loss for the period from continuing operations	(1,575,980)	(1,162,949)	(2,892,948)	(9,446,711)

Earnings (loss) from discontinued operations (Note10 )	577,451	(155,049)	577,451	(155,049)
Loss and comprehensive loss for the period	(998,529)	(1,317,998)	(2,315,497)	(9,601,760)

Deficit, beginning of period	(38,399,369)	(32,101,858)	(37,082,401)	(23,818,096)
Deficit, end of period	$(39,397,898)	$(33,419,856)	$(39,397,898)	$(33,419,856)
Loss per share from continuing operations – basic	$(0.04)	$(0.03)	$(0.07)	$(0.22)
Loss per share from discontinued operations – basic	$0.01	$(0.00)	$0.01	$(0.00)
Loss per share from discontinued operations - diluted	$0.01	$(0.00)	$0.01	$(0.00)
Loss per share – basic and diluted	$(0.02)	$(0.03)	$(0.05)	$(0.22)
Weighted average number of common shares outstanding– basic and diluted	43,005,551	42,974,157	42,992,059	42,951,271

               See accompanying notes to interim consolidated financial statements

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Interim Consolidated Balance Sheets
(in Canadian dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
		(Restated)		(Restated)
Cash flows from operating activities
Net loss from continuing operations for the period	$(1,575,980)	$(1,162,949)	$(2,892,948)	$(9,446,711)
Adjustment to reconcile net loss from continuing operations to cash provided by (used in) operating activities:
- amortization	36,458	22,618	65,097	43,624
- equity loss on investment in Minco Silver	506,188	507,599	639,011	977,995
- dilution gain	(116,881)	(1,375,604)	(116,881)	(1,544,454)
- stock-based compensation (Note 12(d))	298,979	366,373	452,917	785,263
- gain on sale of exploration permit	-	(48,870)	-	-
- foreign exchange loss	46,213	395,908	(21,128)	333,787
- non-controlling interest in loss	-	(324,017)	-	(327,311)
- write down of marketable securities	(2,100)	16,800	(6,300)	16,800
Change in non-cash working capital items:
- receivables	(213,203)	1,185,280	168,425	1,138,152
- due from Minco Base Metals	(7,161)	336,338	(47,981)	271,999
- prepaid expenses and deposits	(1,643)	(186,940)	39,081	(248,724)
- accounts payable and accrued liabilities	460,132	592,889	355,425	5,378,752
Cash flow from operating activities of continuing operations	(568,998)	325,425	(1,365,282)	(2,620,827)
Adjustment to opening deficit (Note 7(a))	2,493,427	-	2,493,427	-
Cash flow from operating activities of discontinued operations (Note10 )	495,237	162,661	495,237	162,661
	2,419,666	488,086	1,623,382	(2,458,166)

Cash flows from financing activities
Proceeds from issuance of common shares	13,755	47,926	13,755	47,926
Payments of loans	(3,030,191)	(205,661)	(2,881,237)	-
Non-controlling interest	-	382,961	-	382,961
	(3,016,436)	225,226	(2,867,482)	430,887

Cash flows from investing activities
Acquisition of equipment	(4,835)	(34,061)	(73,064)	(39,596)
Disposition of (investments in) short-term investments	299,999	(2,472,899)	549,999	1,120,221
Advances from (repayment to) Minco Silver	(71,364)	1,009,700	(285,869)	2,620,452
Cash flow from investing activities of continuing operations	223,800	(1,497,260)	191,066	3,701,077
Cash flow from investing activities of discontinued operations	44,871	2,207	44,871	6,668
	268,671	(1,495,053)	235,937	3,707,745
Effect of exchange rate changes on cash and cash equivalents	(11,198)	(270,956)	56,143	(333,787)
Increase (decrease) in cash and cash equivalents	(339,297)	(1,052,697)	(952,020)	1,346,679
Cash and cash equivalents, beginning of period	1,940,808	3,340,701	2,553,531	941,325
Cash and cash equivalents, end of period	$1,601,511	$2,288,004	$1,601,511	$2,288,004
Interest income received during the period	$6,654	$3,705	$11,950	$47,040

    See accompanying notes to interim consolidated financial statements

1.

Nature of Operations and Going Concern Uncertainty

Minco Gold Corporation (the “Minco Gold” and the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating gold mineral properties and projects in the People’s Republic of China (“China”) with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company does not generate revenues and has accumulated losses since inception, and as at June 30, 2009 had an accumulated deficit of $36,904,471 and is unlikely to generate earnings in the immediate future. The continuation of the Company as a going concern is dependant upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company’s interests in the underlying properties and the attainment of profitable operations. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  The outcome of these matters cannot be predicted at this time.  These financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the statement of operations and balance sheet classifications that would be necessary were the going concern assumption not appropriate.

2.

Basis of Presentation

These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the most recent audited financial statements of the Company for the year ended December 31, 2008, except as noted below (see Note 4). These interim financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2008. In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

3.

Change Accounting Policy

Development of Mineral Interests

Prior to January 1, 2008, the Company’s accounting policy was to commence capitalizing mineral property development costs only upon the establishment of proven and probable reserves based on results of final feasibility studies which indicate whether a property is economically feasible.  Prior to January 1, 2008, the Company had not previously identified any properties that it would take from exploration to development and through to production.

On December 31, 2007, the Company changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage.  The Company’s new policy is to commence capitalization of mineral property development costs after a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

Prior to January 1, 2008, the Company capitalized only mineral property and mineral exploitation rights acquisition costs.  Exploration permit acquisition, exploration and development costs were expensed as incurred, as proven and probable reserves had not been established.  During 2008, the Company did not have any properties that would qualify for capitalization to a mineral interest. The adoption of this new accounting policy is to align the policy for consistent application with that of Minco Silver Corporation (“Minco Silver”) an equity investee that changed its accounting policy during 2008, which as defined as part of a group, requires consistent application of policies.

4.

Accounting Changes

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted the recommendations included in Section 3064, “Goodwill and Intangible Assets,” of the CICA Handbook, which replaced CICA Section 3062, “Goodwill and Other intangible Assets”. The adoption of this Section has had no material impact on the Company’s financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted the Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”. This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on the Company’s financial statements.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

4.

Accounting Changes (continued)

New Canadian Accounting Standards

In February 2008, the CICA Accounting Standards Board (“CICA”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is continuing to assess the impact of the implementation of IFRS.

Section 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling interests

In January 2009, the CICA issued these new sections to replace Section 1582, “Business Combinations” and Section 1600, “Consolidated Financial Statements.” Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed. Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company does not believe that these new Sections will have an impact on its financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

5.

Short Term Investment

As at June 30, 2009, short-term investments consisted of $300,905 of cashable guaranteed investment certificates with terms of greater than 90 days but not greater than one year (December 31, 2008 – $850,904) and $ 71,655 in commercial notes (December 31, 2008 – $71,655).

6.

Marketable Securities

As at June 30, 2009, the Company held 420,000 common shares of Nanika Resources Inc. The market value of the shares was $18,900 (December 31, 2008 - $12,600). Management assessed the Company’s marketable security holdings and determined to classify the shares of Nanika as long-term for consistency with management’s intentions.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

7.

Mineral Interests

Acquisition, Exploration and Development of Mineral Interests

Mineral property and mineral rights acquisition costs are capitalized until the viability of the mineral interest is determined. If a mineral ore body is discovered, capitalized costs will be amortized over their estimated useful lives following the commencement of production. Otherwise, capitalized acquisition costs are expensed when it is determined that the mineral property has no future economic value. Capitalized amounts (including capitalized development costs) are written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value. Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Exploration permits and other exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset categories and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future will be written off.

The Company follows the practice of expensing all exploration costs until mineral reserves have been established. The following is a summary of exploration costs incurred by the Company:

(a)   Guangdong - Changkeng

During 2008, the shareholders of Mingzhong contributed through shareholder loans totalling RMB 30 million (approximately $5.39 million) to Mingzhong. Of this balance Minco China contributed 51% or RMB 15.3 million (approximately $2.72 million) and the minority shareholders contributed 49% or RMB 14.7 million (approximately $ 2.67 million).

Of the RMB 30 million (approximately $5.39 million) contributed by the shareholders of Mingzhong RMB 19 million (approximately $2.94 million) was used to make the first payment of the Changkeng Exploration Permit to 757 Exploration Team and RMB 11 million (approximately $1.7 million) was used on exploration and other operating expenses. As at December 31, 2008 the Company consolidated and expensed the full amounts of RMB 30 million ($5.39 million) which was included in the exploration permit costs and the exploration costs respectively.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

7.

Mineral Interests (continued)

As at December 31, 2008, the remaining balance due on the payment for the exploration permit of RMB 29 million (approximately $5.04 million) has been accrued in the Company’s financial statements. Minco China is responsible for its 51% shareholder contribution of RMB 14.8 million (approximately $2.57 million) and the minority shareholders are responsible for their 49% shareholder contribution RMB 14.2 million (approximately $2.47 million) to fund the final amount due on the exploration permit.

On May 25, 2009, Mingzhong has received government approval to convert the loan of RMB 30 million (approximately $5.53 million) to equity which was used to increase the registered capital of Mingzhong from RMB 6 million to RMB 36 million. As a result of this conversion, the Company recorded an adjustment RMB 14.7 million (approximately $2.47 million) to opening deficit in order to reflect non-controlling interest on the Changkeng’s exploration permit costs and the exploration costs contributed by the minority shareholders.

(b)   Changkeng Silver Mineralization

Pursuant to the terms of the agreement on Changkeng Silver Mineralization, the Company has assigned its right to earn 51% interest on Changkeng Silver Mineralization to Minco Silver. As a result of the assignment, Minco Silver is responsible for 51% of the costs in relation to the Changkeng Silver Mineralization. As at June 30, 2009, $207,710 was recorded as an exploration cost recovery, which represents incurred costs on Changkeng Silver Mineralization and paid on Minco Silver’s behalf by the Company. Minco Silver will reimburse this amount to the Company.

(c)   Henan Zhongjia – Xiaoshan

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd. (“Zhongjia”). The Company has spent accumulative costs of $1.65 million up to May 30, 2009 on exploration activities, including $842,788 (RMB 6.0 million) incurred in 2007 to acquire the exploration permits.

On April 28, 2009, the Company signed an agreement with Henan Xin Xiang Rong Investment Corporation to sell its interest in Henan Zhongjia for RMB 2.46 million ($402,086) and received the full amounts of RMB 2.46 million ($402,086) on June 15, 2009. There was a transition period from April 26, 2009 to May 31, 2009 while the Company awaited government approval. Following receipt of government approval on May 31, 2009, Henan Xin Xiang Rong Investment Corporation took over management control and daily operation.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

7.

Mineral Interests (continued)

The following is a summary of exploration costs incurred by the Company:

	Costs Incurred from January 1 to June 30, 2008	Costs Incurred from January 1 to June 30, 2009	Cumulative Costs Incurred to June 30, 2009
Currently active properties:
Gansu
- Longnan	$406,747	$855,512	$4,422,397

Inner Mongolia
- Gobi Gold	78,730	19,372	2,002,914

Guangdong
- Changkeng	6,177,674	206,897	9,261,699

Hunan
- Gold Bull Mountain	87,949	2,666	2,160,206

Henan	238,141	288,474	1,830,655
- Xiaoshan

Expensed exploration cost for sold projects prior to 2009	22,328	-	869,535
Total	7,011,569	1,372,921	20,547,406
Expensed exploration costs for sold project in current period	-	(288,474)	(288,474)
Exploration cost recoveries	(22,328)	(207,710)	(1,164,613)
Expensed mining license costs	-	-	(358,500)
Expensed exploration permits	(6,611,918)	-	(9,203,512)
Expensed exploration costs	(377,323)	(876,737)	(9,532,307)
Capitalized mining license costs	$-	$-	$-

The Company ceased being the majority shareholder of Minco Silver Corporation on November 17, 2006, and no longer consolidates its property costs after that date. Prior to November 17, 2006, Minco Silver had incurred, and the Company had consolidated $3,034,498 in exploration and permit costs on the Fuwan property.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

8.

Plan, Property and Equipment

	June 30, 2009
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 221,605	$ 164,089	$ 57,516
Leasehold improvements	68,318	49,056	19,261
Mining equipment	369,107	234,496	134,611
Motor vehicles	403,767	167,607	236,160
Office equipment and furniture	140,762	111,694	29,068
	$1,203,559	$ 726,941	$ 476,617

	December 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 222,226	$ 151,522	$ 70,704
Leasehold improvements	66,044	46,916	19,128
Mining equipment	358,909	213,067	145,842
Motor vehicles	348,718	142,916	205,802
Office equipment and furniture	134,597	107,423	27,174
	1,130,494	661,844	468,650
Discontinued operations	51,800	6,929	44,871
	$1,182,294	$ 668,773	$ 513,521

The Company recorded amortization of plant, property and equipment of $65,097 and $41,417 during the six months period ended June 30, 2009 and 2008, respectively.

9.

Equity Investment in Minco Silver Corporation

As at June 30, 2009 the Company owns 13,000,000 common shares of Minco Silver (2008 – 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property from Minco Gold to Minco Silver.

During the six months ended on June 30, 2009, the Company’s ownership decreased to 40.25% due to the exercise of options by Minco Silver option holders.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

9.       Equity Investment in Minco Silver Corporation (continued)

The Company is exposed to the transactions undertaken by Minco Silver through its equity accounting for the Company’s investment in Minco Silver.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Dilution gain in Minco Silver	$ 116,881	$ 1,375,604	$ 116,881	$ 1,544,454
Equity loss of Minco Silver	(506,188)	(507,599)	(639,011)	(977,995)
Income (loss) from investment in Minco Silver	$ (389,307)	$ (868,005)	$ (522,130)	$ 566,459

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	June 30, 2009	December 31, 2008
Investment in Minco Silver Corporation on an equity basis	$3,152,986	$3,675,116

Market value of Minco Silver shares	$25,740,000	$18,460,000

As at June 30, 2009 the closing share price for Minco Silver’s shares on the Toronto Stock Exchange was $1.98 (December 31, 2008 - $1.42)

As of June 30, 2009, Minco Silver had current assets of $2,574,733, non-current assets $13,979,897 (including $6,960,606 in capitalized mineral interest costs), current liabilities of $1,641,499 and shareholders equity of $14,913,131. Minco Silver incurred exploration costs of $207,710, administration costs of $1,410,956 and a loss of $1,585,779 for the first six months of 2009.

On July 22, 2008, Minco Silver announced the potential acquisition of 100% of the issued and outstanding common shares of Sterling Mining Company (“Sterling”).  Among the terms of the deal is that Minco Silver has offered 0.51 of a Minco Silver share for each one of Sterling’s share.  The Company extended a line of credit in the amount of US$15.0 million (“the facility”) to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling’s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

On February 18, 2009 Minco Silver filed in the District Court of the First Judicial District of the State of Idaho, in and for the County of Shoshone an action commencing a foreclosure proceeding to foreclose on Sterling and appoint a receiver.  On March 3, 2009, Minco Silver’s foreclosure action was stayed in favor of Sterling’s filing a voluntary petition under Chapter 11 bankruptcy code in the Bankruptcy Court for the District of Idaho.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

9.

Equity Investment in Minco Silver Corporation (continued)

Prior to Sterling’s bankruptcy, Sterling’s management and board of directors elected to terminate the Sunshine Lease and transfer possession of the Sunshine Mine (representing approximately 85% of Sterling’s assets) to SNS Silver Corporation, a Vancouver based junior mineral exploration company listed on the TSX-V.

On May 15, 2009 the Court issued a Memorandum of Decision in response to a motion filed by Sterling on behalf of its creditors including Minco Silver declaring that the Sunshine Lease was not terminated and can be reassumed by Sterling and any default under the terms of the Sunshine Lease as determined by the Court may be cured.

The Court also approved on an interim bases US$1 million post petition financing offer (the “PPF Agreement”) by Minco Silver to Sterling to fund the administration costs during Sterling’s bankruptcy, costs to cure any defaults under the Sunshine Lease (of which US$500,000 of the PPF Agreement is held in escrow for this purpose), and costs to maintain the Sunshine Mine in good standing.

Under the new policy Minco Silver has capitalized $7.0 million as at June 30, 2009 compared to $5.3 million capitalized development costs as at December 31, 2008. Minco Gold’s equity share of $7.0 million capitalized development costs is $2.8 million.

10.

Discontinued Operations

Pursuant to CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations”, the consolidated financial statements of the Company have been reclassified to reflect  Inner Mongolia Huayu-Minco Mining Co., Ltd. (HYMK) and Henan Zhongjia Minco Corporation. Accordingly, exploration costs and administrative expenses, assets and liabilities and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Comprehensive Loss and Deficit and Consolidated Balance Sheets. The net operating results, net assets and net cash flows have been reported as “Discontinued Operations”.

On July 18, 2008, the Company entered into a sale agreement to dispose of its interest in HYMK. After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and controls to the purchaser on October 31, 2008. Gross proceeds on disposal were RMB 7.0 million (approximately $1.2 million).

On April 26, 2009, the Company entered into a sale agreement to dispose of its interest in Henan Zhongjia Minco Corporation. After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and controls to the purchaser on May 31, 2009. Gross proceeds on disposal were RMB 2.46 million (approximately $0.4 million).

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

10.

Discontinued Operations (continued)

The table below indicates the assets, liabilities associated with Henan ZhongJia Minco Co., Ltd. and its discontinued operation:

	May 31, 2009	December 31, 2008
ASSETS
Current assets
Cash	$77,043	$50,880
Receivables	58,557	891
	135,600	51,771
Plant, property and equipment	45,031	44,871
	$180,631	$96,642

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$117,772	$23,859
Long term liabilities	512,213	213,942
	629,985	237,801

Net assets of Henan Zhongjia disposed	$(449,354)	$(141,159)

Statements of Operations and Comprehensive Loss and Deficit

	Period from January 1 to May 31, 2009	Year ended December 31, 2008
Exploration costs	$ 288,474	$ 353,228
Administration expenses	40,688	41,910

Loss from discontiuned operations	$ (329,162)	$ (395,138)
Gain on disposition	$ 577,451	$ -
Earnings (loss) for the year period	$ 248,289	$ (395,138)

Statements of Cash Flows
	Period from January 1 to May 31, 2009	Year ended December 31, 2008
Cash provided by operating activities	$ 17,828	$ 27,913
Cash provided by investing activities	45,031	44,871
Increase in cash and cash equivalents	$ 62,859	$ 72,784

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

11.

Loans Payable

Mingzhong signed loan agreements with its shareholders on December 10, 2008 for RMB 30 million ($5.53 million). The loans are unsecured, bear interest at 5.04% and are repayable on May 31, 2009. As at December 31, 2008, the Company recorded a loans payable of $2,667,296 of the minority shareholders’ loans in Mingzhong,

On May 25, 2009, Mingzhong received government approval. As a result, the loan of RMB 30 million ($5.53 million) was converted to share capital. As a result of the conversion, $nil balance was recorded for the minority shareholders’ loan as at June 30, 2009.

As at December 31, 2008, the loans payable includes a shareholder's loan in Henan Zhongjia Minco. This loan was originated by the minority shareholder of Henan Zhongjia Minco who provided funding to the total of RMB 1.2 million ($213,941) during the year to support the exploration activities in that company. The loan is unsecured, non-interest bearing and is repayable on demand.

On April 26, 2009, the Company entered into a sale agreement to dispose of its interest in Henan Zhongjia Minco Corporation, therefore $nil balance of loans payable was recorded as at June 30, 2009. See Note 10 for discontinued operation.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

12.

Share Capital

(a) Common Stock

Authorized: 100,000,000 common shares without par value

Issued:

	Number outstanding	Amount
Balance - December 31, 2008 and March 31, 2009	42,989,051	$ 34,021,922
16,500 common share issued at $0.83 per share	16,500	13,755
Balance – June 30, 2009	43,005,551	$ 34,035,677

Under an original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005 (the release was effected in January 2006); (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006 (the release was effected in January 2007); and (d) 379,516 escrow shares on July 1, 2007. As at December 31, 2007, all shares are released from escrow.

The Toronto Stock Exchange accepted a Notice of Intention by the Company to make a Normal Course Issuer Bid. Under the terms of the Normal Course Issuer Bid, the Company may acquire up to 2,107,210 common shares of the Company between November 22, 2006 and November 21, 2007. Prior to the expiry of the bid, the Company acquired and cancelled 48,000 common shares at a cost $44,450.  The cost to purchase the shares exceeded their carrying value by $6,499. This excess has been charged to retained earnings.

On May 29, 2009, the Company issued 16,500 common shares at the price of $0.83 per share for the total amounts of $13,755.

(b) Share purchase warrants and broker options

There were no share purchase warrants outstanding as at June 30, 2009 (2008 – Nil).

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

12.

Share Capital (continued)

(c) Contributed Surplus

Summary of contributed surplus is as follows:

Balance - December 31, 2008	$ 4,930,097
2009 stock-based compensation	153,938
Balance - March 31, 2009	5,084,035
2009 stock-based compensation	298,979
Balance - June 30, 2009	$ 5,383,014

(d) Minco Gold Stock Options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan.  The number of common shares reserved for issuance is 5,676,167 based upon options granted and not exercised. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding shares.

For the six months ended on June 30, 2009, Minco Gold granted 1,582,000 stock options to its directors, officers, employees and consultants at the price of $0.48 per share. The stock options granted vest in various increments and have a maximum term of five years.

Minco Gold recorded $452,917 in stock based compensation expense for the first six months of 2009 (2008 - $785,263).

A summary of the status of options granted by Minco Gold is as follows:

		Weighted Average
	Number Outstanding	Exercise Price
December 31, 2008	4,725,834	$1.11
Granted	1,582,000	$0.48
Expired	(150,000)	$1.80
Cancelled	(481,667)	$1.08
March 31, 2009	5,676,167	$0.92
Cancelled	(35,500)	$1.06
June 30, 2009	5,640,667	$0.92

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

12. Share Capital (continued)

The weighted average fair value of options granted by Minco Gold during the six months period ended June 30, 2009 was $0.92. Each option entitles the holder to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (year)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $1.06	4,032,000	2.18	$0.68	2,385,003	$0.82
$1.07 - $1.63	941,667	3.12	$1.34	841,667	$1.33
$1.64 - $2.54	567,000	2.00	$1.67	567,000	$1.67
$2.55 - $3.00	100,000	2.08	$2.55	100,000	$2.55
	5,640,667	2.32	$0.92	3,893,670	$1.11

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

	2009	2008	2007
Risk-free interest rate	1.58% - 2.46%	1.69% - 3.10%	3.95% - 4.59%
Dividend yield	0%	0%	0%
Volatility	78% - 83%	64% - 77%	86% - 104%
Approximate expected lives	5 years	5 years	5 years

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

13. Related Party Transactions

(a) The Company earned rental income and incurred the following fees to its directors or corporations controlled by its directors:

	Three Months ended June 30,		Six Months ended June 30,
	2009	2008	2009	2008
Rental income	$ 18,091	$ 16,777	$ 36,182	$ 34,554

Exploration costs	$ 18,333	$ 17,812	$ 39,531	$ 38,438
Management fees	13,750	4,688	23,490	8,437
Property investigation	-	2,812	2,292	3,750
Investor relations	2,292	2,813	3,437	5,625
Director's fees	14,500	12,500	27,500	22,000
	$ 48,875	$ 40,625	$ 96,250	$ 78,250

(b) As of June 30, 2009, $554,550 (December 31, 2008 - $506,569) was due from Minco Base Metals in relation to expenditures on the White Silver Mountain project and shared office expenses.  The amount is unsecured, non-interest bearing and repayable on demand. The Company is related to Minco Base Metals through two common directors and three common officers. The Company provided financial assistance to fund Minco Base Metal’s operation.

(c) As of June 30, 2009, $1,532,151 (December 31, 2008 – $1,246,282) was due from Minco Silver in relation to expenditures on the Fuwan Silver Property and shared office expenses for both offices in Vancouver and Beijing. The amount is unsecured, non-interest bearing and repayable on demand.

(d) As of June 30, 2009, receivables of $16,038 (December 31, 2008 - $166,872) was due from other two companies related by two common directors.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

14.

Commitments and Contingencies

The Company has commitments in respect of office leases requiring minimum payments of $1,315,032 as follows:

2009	$ 113,962
2010	194,111
2011	209,254
2012	217,680
2013	230,862
2014	237,720
2015	111,443
$ 1,315,032

The Company has entered into sub-lease agreements for a portion of its leased premises.

15.

Geographic Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The Company conducts operations only in Canada and in China; therefore segregates its financial results by geographical division. The Company’s total assets, liabilities and operating loss are as follows:

	June 30,	December 31,
	2009	2008
Current Assets
Canada	$ 863,566	$ 1,945,475
China	3,577,311	4,360,190
	$ 4,440,877	$ 6,305,665

	June 30,	December 31,
	2009	2008
Long-term Assets
Canada	$ 3,290,365	$ 3,813,628
China	409,902	439,132
	$ 3,700,267	$ 4,252,760

	June 30,	December 31,
	2009	2008
Current Liabilities
Canada	$ 237,900	$ 192,831
China	5,389,024	8,495,976
	$ 5,626,924	$ 8,688,807

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

15.

Geographic Information (continued)

	Six Months ended June 30, 2009	Six Months ended June 30, 2008
Loss for the year
Canada	$ 1,726,805	$ 1,326,838
China	588,692	8,274,922
	$ 2,315,497	$ 9,601,760

The Canadian division’s loss for the first six months of 2009 included the adjustments from the Company’s equity investment in Minco Silver (Minco Gold owns 40.25% of Minco Silver and has one common director). Refer to Note 9 for details of the Company’s interest in Minco Silver.

16.

Financial Risk Management

The Company’s operations consist of the acquisition and exploration of properties in China. The Company examines the various financial risks to which it is exposed to. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a periodic basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right to set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the financial statements. The Company considers the following financial assets to be exposed to credit risk:

Financial Assets

Held for trading $1,992,971*

Loans/other receivable $2,086,701**

*Held for trading includes cash and cash equivalents, short term investment and long –term marketable securities.

** Loans/other receivables include receivables, Due from Minco Silver and Due from Minco Base Metals.

The effective interest rate on financial assets (short term deposits and GICs) ranged up to 4.10%.

Cash and cash equivalents – In order to manage credit and liquidity risk by investing its funds with reputable financial institutions. The Company places its Canadian based short-term investment funds into fixed income securities with terms of 90 days or less when acquired and its China based funds invested in term deposits of 90 days or less. The fair value approximates the carrying value.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Interim Consolidated Financial Statements

For the six months period ended June 30, 2009 and 2008

(in Canadian dollars)

(Unaudited)

16.

Financial Risk Management (continued)

Short term investments – Consisting of marketable securities and guaranteed investment certificates with maturities greater than 90 days when acquired. The fair value approximates the carrying value as the marketable securities are marked to market with published price quotation at the balance sheet date.

Receivables and due from related parties – Credit risk with related parties is the risk of default. The Company manages this risk by continuously monitoring the financial position of the borrower. Balances with related parties are unsecured; non-interest bearing and due on demand (see Note 13).

Liquidity risk – The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements or has the flexibility to delay certain corporate activities until funds become available. The Company believes that it has the ability to raise additional funds to meet its current obligations. The Company’s exposure to liquidity risk is:

Financial Liabilities

Other Liabilities $5,626,924*

* Other Liabilities includes accounts payable, accrued liabilities and loan payable.

All other liabilities are due on demand except for balance of $5,047,161 which is due and payable in one year. $5,047,161 (discounted at 5% to carrying value) of the total balance is due in one year and has a contractual value of $5,170,262.

The effective interest rate on financial liabilities (accounts payable) ranged up to 5%.

Currency/Foreign exchange risk – The Company’s functional currency is the Canadian dollar and therefore the Company’s net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its foreign currency fluctuations.

Interest rate risk – The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations.

17.

Comparative Interim Consolidated Financial Statements

Due to the disposal of the Company’s interest in Henan Zhongjia Minco in the second quarter of 2009, the audited consolidated financial statements of 2008 have been reclassified from statements previously presented to conform the presentation of the 2009 interim consolidated financial statements.